

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

February 24, 2009

Kevin R. Davidson
Chief Executive Officer
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

> **Re:**   **BioDrain Medical, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 12, 2009**
> **File No. 333-155299**

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   We will continue to evaluate your response to prior comment one after you respond to the comments in this letter.

2.   Please tell us how your fee table accounts for the disclosure you added in response to prior comment 3. We note, for example, the multiple references to "N/A" in the column captioned "Proposed maximum offering price per share."

Prospectus Cover Page

3.   We will continue to evaluate your response to prior comment 2 after the warrants underlying the convertible notes have been issued.

Prospectus Summary, page 1

4.   Please disclose the second sentence of your response to prior comment 7.

Risk Factors, page 3

Because we are a development stage company . . ., page 3

5.   Please tell us the reasons for the deletions to this risk factor. Does management no longer believe the factors described in this risk factor raise substantial doubt about your ability to continue as a going concern? If so, explain why and what circumstances have changed, particularly given your stage of development and lack of revenues.

If we do not succeed . . ., page 7

6.   We note your response to prior comment 6:

*   Please revise the last paragraph to clarify how FDA approval may eliminate your "prospectus";
*   Clarify how the restructuring changes pose a risk to potential investors in this offering. In this regard, please reconcile your response and disclosure on page 54 regarding whether investors will own a public company shell after the restructuring changes are implemented;
*   Expand to disclose whether the "Investors" or your affiliates are engaged in any discussions or negotiations with respect to a reverse merger; and
*   Clarify the meaning of the last sentence in this risk factor. Your other disclosure indicates that your assets and operations will be transferred to Privco at the time of the restructuring.

We are dependent for our success . . ., page 8

7.   We note the disclosure that you have entered into employment agreements with all members of your senior management team, including Ms. Doerfert. Please file your agreement with her as an exhibit.

Market Price of and Dividends . . ., page 16

8.   We reissue prior comment 10, given that it appears your disclosure here and page 28 continue to disclose different numbers of outstanding warrants.

Critical Accounting Policies and Estimates, page 21

9. We re-issue prior comment 12. Please revise to provide a discussion of your critical accounting policies and estimates. This discussion should present your analysis of the uncertainties involved in applying an accounting principle at a given time and the variability that is reasonably likely to result from its application over time. You should address specifically why your accounting estimates and assumptions bear the risk of change. Refer to FR-72.

    In that regard, it would appear that accounting for stock-based compensation under SFAS 123(R), EITF 96-18 and related guidance is particularly complex and subjective. For instance: (1) determination of fair value generally involves subjective assumptions, such as those used for Black-Scholes purposes, (2) determination of the measurement date is complex, especially for non-employee transactions and (3) the accounting for equity instruments with performance and service conditions involves subjective judgments about probability.

    While we see the changes in response to the prior comment, the revisions do not address relevant accounting complexities and do provide the required disclosure.

Nine Months Ended September 30, 2008 and 2007, page 21

General and Administrative, page 22

10. We refer to your response to prior comment 15 from our letter dated January 29, 2009 and prior comment 27 from our letter dated December 10, 2008. The basis in GAAP applied in accounting for the reduction of accrued salaries continues to be unclear and we have continuing concerns that the accounting may not comply with GAAP. Please respond to the following:

    • In a written response tell us the date the accrued salary reduction was recorded. Also provide us a schedule that shows the amounts accrued for each individual before and after the $346,000 adjustment.

    • In some instances, such as on page 22, you indicate that the accrued salaries were "deferred." In other instances, you indicate that the accrued salaries were "waived." Please tell us and clarify whether the salaries were deferred or waived.

    • It appears that the accrued salaries were for services rendered by your officers who also appear to be shareholders. Accordingly, to the extent accrued salaries were waived, it is not clear why there is not a contribution to capital from these individuals. As well, it is not clear how the accounting considers the guidance from SAB Topic 1.B.1, which requires that the financial statements include all costs of doing business. Please advise in a complete written response. Also, cite the basis in GAAP on which you have relied.

- Tell us whether the cash bonuses and equity instruments to be paid upon raising $3 million are intended to be compensation for raising the $3 million or payment for the services rendered prior to the reduction of the accrual.

- Tell us why the accrual was not adjusted to the fair value of the agreed upon future cash and equity payments in the 2007 financial statements. Tell us why the accounting is contingent on the future funding. Provide us a complete written response that explains your view and that explains how that view is consistent with GAAP. Cite the literature on which you rely.

- Tell us how your accounting for the contingent stock options considers the guidance from paragraphs 47, 48 and Appendix A of SFAS 123(R). Your written response should fully explain how you applied the guidance applicable to stock options with a performance condition.

11.   As a related matter, while we see the disclosure about the accounting applied in the reversal of accrued salaries under General and Administrative (page 22), the paragraph does not appear to make understandable accounting disclosure. We may have further comment on your disclosure upon resolution of the related accounting issue.

12.   We note your response to prior comment 13. If the full salary rate has been accrued as an expense and not actually paid in a timely manner or at all, as suggested by your response, then revise your disclosure to eliminate any implication that you "paid" salaries.

Liquidity and Capital Resources, page 22

13.   Regarding your response to prior comment 16:

- We reissue the first bullet, given the continued inconsistencies on pages 23, 25 and 26 regarding outstanding debt payments you are obligated to make;
- Expand your response to the third bullet to disclose the total amount of accrued payroll expense you have accrued;
- Expand your response to the fourth bullet to clarify whether you have sufficient cash to satisfy a formal payment demand. If you do not, disclose what rights the holders of debt have; for example, may they seize your assets?; and
- We reissue the eighth bullet, which requested disclosure of the nature of the "other operating expenses" noted on page 23.

Stock Options and Warrants, page 27

14.   We note your response to prior comment 47 and the second paragraph below the table on page 29. Please explain the purpose and significance of the 1,920,000 determination mentioned. Also, given your disclosure in this section, including the table on page 30, explain why the reverse splits only impacted the securities held by your founders.

Description of Business, page 34

15.   We reissue prior comment 21. We note, for example, the June 16 and August 11, 2008 transactions mentioned on page 31 do not refer to an exercise price.

Overview, page 34

16.   Please reconcile your response to prior comment 22 with your disclosure here regarding the identity of your founders.

17.   Revise the first paragraph to disclose the products for which you have obtained patent rights.

Industry and Market Analysis, page 35

18.   We note your response to prior comment 5. However, your disclosure in this section and on page 48 continues to cite to data from third-party sources. Please provide us copies of that data, marking the relevant sections to support the disclosure.

The Fluid Management System ("FMS"), page 38

19.   Please reconcile your reference to your "proprietary" cleaning fluid in the fourth bullet on page 40 and on page 53 with your response to prior comment 28.

Patents and Intellectual Properties, page 41

20.   Please expand the second paragraph on page 43 to disclose the first sentence of your response to prior comment 28.

21.   Please reconcile your disclosure added to the first paragraph of this section on page 41 with your disclosure on page 38, which notes that the product made by MD Technologies also has unlimited fluid capacity.

Current Competition, Technology, and Costs, page 46

22.   Please tell us where you have disclosed the third and last sentences in your response to prior comment 33.

Engineering and Manufacturing, page 51

23.   We note the disclosure that your disposable cleaning kit will be sourced through alternative suppliers. Please reconcile that disclosure with your disclosure on page 43, which indicates that you will have only one supplier of that product.

Government Regulation, page 51

24.   Please provide current disclosure. We note, for example, the disclosures on page 52 that final documentation of testing results is scheduled for January 31, 2009 and that you expect successful testing. If previously disclosed plans have changed, disclose the material reasons for the change or delay.

25.   We note your response to prior comment 37. Your disclosure on pages 7 and 54 continue to state that you entered into the restructuring agreement in June 2007; however, exhibit 10.42 states that the date of such agreement was June 9, 2008. Therefore, we reissue prior comment 37.

26.   We note your response to prior comment 38:

*   It continues to appear that investors who acquire the shares to be sold pursuant to this registration statement will not be able to cause the restructuring changes mentioned in your disclosure. Please revise to disclose this fact, if true;
*   Your first paragraph continues to state that the "Investors" will maintain their shares of your common stock. Clarify how this will occur, as previously requested, given that those shares are registered here for resale;
*   Clarify how the "Investors" will have the same percentage ownership of Privco that they had in the company before the transaction, given that the "Investors" shares are registered here for resale. This arrangement appears to result in the "Investors" owning indirectly a higher percentage of Privco than they would appear to be entitled, given that the "Investors" shares may be sold. As such, it also appears that the percentage ownership that potential purchasers of your securities may have will not be based on the number of shares they actually hold;
*   Disclose your response to the third bullet;
*   We reissue the fourth and sixth bullets of prior comment 38, which requested expanded disclosure regarding the identity of the "Company shareholders"

and whether a reverse merger or similar transaction involving you was currently being negotiated or considered;

- It appears from your response to the fifth bullet that you are relying on no authority for your conclusion that shareholder approval is not required for the asset transfer to Privco. Please confirm that understanding. Also tell us how you concluded that Privco will be a "wholly-owned" subsidiary, given that the "Founders" will also own Privco shares; and
- If only the "[PPM] investors" will receive the proceeds of a sale or liquidation of Privco, as noted in your response to the last bullet, then disclose that fact, and highlight that risk to potential investors.

27.   We note your responses to prior comments 40 and 41:

- You state that the restructuring agreement was not part of the subscription agreement for your recent financing and were only a "unilateral acknowledgement" by the "Founders." You then state that no investor in the financing executed the agreement and that the "PPM" was modified. Please tell us how investors in that financing agreed to the terms of the restructuring. Given your disclosure that the restructuring was designed to induce these investors, it appears that they would have actually agreed to the terms of the restructuring. Also tell us why if the "PPM" was modified per your response, those modifications are not reflected in exhibit 10.31.
- Given your deletions in response to prior comment 40, it is unclear how the "June 2007" restructuring agreement is "in connection with" your October 2008 financing. Please revise to clarify how those agreements relate.

Directors, Executive Officers, . . ., page 59

28.   We note your response to prior comment 42. Given your disclosure on page 40 regarding the qualifications and experience of the FDA consultants and advisors you have retained, it is unclear why you should not provide disclosure required by Regulation S-K Item 401 as to them. See Item 401(c) and Rule 408.

29.   Given your disclosure on page 60, please revise to include Ms. Doerfert in your table here.

Medical Advisory Board, page 61

30.   We reissue the third bullet of prior comment 43, because it is unclear where you provided the disclosure requested by that bullet.

Summary Compensation Table, page 63

31.   We note your response to prior comment 44:

- Please reconcile your disclosures in the notes to the summary compensation table and on pages 64 and 65 regarding the amounts to which Messrs. Davidson and Rice were entitled to receive pursuant to their employment agreements and whether they have or have not received options in satisfaction of unpaid salaries. Your table on page 29 also indicates that such options have already been issued; and
- Clarify how the amounts of salary for 2008 that were unpaid will be addressed; for example, did Messrs. Rice and Davidson agree to waive such amounts?;

Certain Relationships and Related Transactions, page 70

32.   We note your response to prior comment 48. Please file as an exhibit the agreement related to the deferral of consulting fees owed to Mr. Morawetz. Also, we reissue the third bullet of prior comment 48 since it is unclear where you provided disclosure regarding the matters noted in that bullet.

33.   We note your response to prior comment 49. That comment, like prior comment 78 in our letter dated December 10, 2008, requested that you clarify your disclosure here regarding Mr. Morawetz by discussing your relationship with him separately. Your disclosure in the third paragraph of this section continues to refer to Mr. Morawetz. Therefore, we reissue prior comment 49.

34.   Regarding your response to prior comment 50:

- Please revise the third paragraph to clarify whether the cash bonuses payable to Messrs. Rice and Davidson will be paid from the proceeds of the $3 million funding. Also disclose on an individual and aggregate basis the total amounts to be paid to your affiliates upon receiving such financing. For example, we note the reference on page 22 to the deferral of salary-related expenses until such financing is received;
- Reconcile your response and disclosure here that options have not yet been granted with your disclosure on page 64 that such options have already been granted;
- Revise the fourth paragraph to clarify the amount of unpaid accrued salaries from December 2007 to April 2008 and from June 2008 to present. Also discuss whether any arrangement exists for the payment of such accrued and unpaid salaries; and
- File as an exhibits any agreements related to the arrangements mentioned in the third paragraph of this section.

35.   We note your response to prior comment 52. That comment requested disclosure of the information required by Item 404 of Regulation S-K with respect to the

transactions noted in exhibits 10.15-10.18. Because your response does not address those transactions and it appears you have not provided such disclosure, we reissue that comment.

Selling Security Holders, page 71

36.   We note your response to prior comment 54. Expand note 26 to clarify the nature of the services provided by the "certain consultants" mentioned in that note. Also expand note 27 to identify the "consultant" who assisted you in obtaining bridge financing and subsequent equity financing and to briefly describe the nature of the assistance provided. Also file as an exhibit the "binding term sheet" with that consultant that is mentioned on page II-6.

37.   Your response numbered 55 reproduces the same comment as your response numbered 54. However, comment 55 in our letter dated January 29, 2009 requested disclosure of the natural persons who exercise voting and/or dispositive powers with respect to the shares offered by Schwartz Holding. It appears that you have not provided such disclosure. Therefore, we reissue prior comment 55.

38.   We note your response to prior comment 57. However, your disclosure regarding in the first bullet point of this section regarding the number of shares underlying the convertible debenture continues to be inconsistent with your disclosure in notes 11-17 regarding the aggregate number of shares underlying that security. Please revise. In addition, please reconcile your references in the first bullet, notes 11-17 and note 24 regarding the nature of the security. In those locations, you refer to such security as a "convertible debenture," "promissory note" and "convertible note," respectively.

Security Ownership of Certain Beneficial Owners and Management, page 76

39.   We note from your response to prior comment 24 and disclosure added on page 34 that the warrants issued by you in your recent financing are immediately exercisable. Please reconcile that response and disclosure with your disclosure in the notes to your table here. It appears from your selling security holders' table that Messrs. Ruwe, Schwartz and Taylor and the two trusts each participated in such financing but your disclosure here indicates that the warrants held by them are not exercisable within 60 days.

40.   We reissue prior comment 60, in part. Contrary to your response, your disclosure continues to disclose different numbers of shares underlying warrants held by Mr. Taylor. On page 72, you disclose that he holds 571,429 shares underlying warrants, but disclose in note 11 on page 78 that he holds 571,479 shares underlying warrants.

Warrants and Convertible Notes, page 79

41.   Please disclose the first sentence of your response to prior comment 61, and
        identify the "seven holders" of the convertible securities, as previously requested.
        Also:

        • reconcile your disclosure here and your response regarding the conversion
          price of those securities; and
        • tell us how you determined that the convertible notes are convertible into
          620,095 common shares. Show us the calculations underlying your
          conclusions.

Legal Matters and Interests of Named Experts, page 84

42.   Regarding your response to prior comment 62:

        • Your disclosure here regarding the number of shares held and offered by
          Nimish Patel, Erick Richardson and RP Capital continues to differ from the
          number of shares held and offered by these holders as disclosed on page 72.
          Please revise. Also revise your calculations here regarding the aggregate
          number of shares held and offered by Richardson & Patel and its affiliates, as
          appropriate;
        • It is unclear how your disclosure here includes the debt you owe to
          Richardson & Patel that is mentioned on page 23. For example, is that debt
          different or related to the convertible notes mentioned here? Please revise, as
          appropriate; and
        • Expand your response to clarify how you reached your conclusion regarding
          the lack of material risks. For example, describe the impact that the number
          and percentage of shares held and offered by the law firm and its affiliates, as
          well as the penalty provisions described on page 79, may have on its interests
          in the transaction currently registered.

Financial Statements

43.   Please update the audited financial statements in the next amendment. Refer to
        Rule 8-08 of Regulation S-X.

Interim Financial Statements for the Nine Months Ended September 30, 2008

Balance Sheet, page F-2

44.   Your responses to prior comments 17 and 18 indicate that "other current assets" is
        solely comprised of restricted cash. Please tell us why you should not revise the

label for the referenced caption to more accurately describe the composition of the account.   In that regard, please also provide footnote disclosure that describes the nature and terms of the restriction.

Statement of Operations, page F-3

45.   If the item "product development" is research and development as described in MD&A and in financial statement Note 1, please revise to use a consistent title.

Statements of Cash Flows, page F-5

46.   Your responses to prior comments 17 and 18 indicate that "other current assets" is solely comprised of restricted cash. Please tell us why the change in restricted cash is appropriately classified as an operating activity for cash flow statement purposes. In that regard, tell us how you have applied the relevant classification guidance from SFAS 95.

Note 1. Patent and Intellectual Property, page F-6

47.   We refer to the response to prior comment 71. As previously requested, please revise the disclosure about the transaction with Mr. Ryan to state the date of the agreement and to describe how you accounted for the cash paid and warrants issued. Also disclose the fair value assigned to the warrant.

48.   As a related matter, we refer to your response to prior comment 72. Please disclose how you valued the warrants issued to Mr. Ryan, including the model and significant assumptions. As Mr. Ryan does not appear to be an employee as defined in SFAS 123(R), please also disclose how your accounting considers the guidance from EITF 96-18 and EITF 00-18.   In that regard, as indicated in your response, disclose that the warrants were fully vested at issuance.

Note 3. Stock Options and Warrants, page F-7

49.   Disclosure in this footnote is not limited to stock options and warrants. Please revise the footnote title in the updated audited financial statements to more accurately describe the components of the footnote. A title such as "Stockholders' Equity (Deficit)" may be appropriate for that purpose.

Warrants, page F-8

50.   At the bottom of page F-8 you disclose that: "Warrants issued in connection with the $170,000 in convertible debt were not issued as of September 30, 2008 and, therefore, the debt discount was not recorded as of that date." The sentence is not clear because it states that warrants issued were not issued. In that regard:

- Tell us and make disclosure about these warrants, including all relevant terms and conditions.
- Tell us and disclose when you expect to issue the warrants.
- Tell us about and disclose any investor performance or other conditions precedent to issuance.
- Tell us how your accounting for these warrants considers the accounting guidance from EITF 96-18. We specifically refer you to Issue 1 which describes how to determine the appropriate measurement date. That is, please explain to us why the fact that you have not formally issued the warrants is relevant to the timing of the accounting under SFAS 123(R) and EITF 96-18.

51.   Show us how the number of warrants granted in 2008 reconciles to the narrative disclosures under the caption "Warrants."

Stock and Stock Options, page F-9

52.   Please disclose the fair value assigned and how you determined the fair value assigned to common shares issued for other than cash. Refer paragraph 11d of SFAS 7.

53.   You disclose that: "On August 22, 2005, we issued an option to purchase 17,957 shares of our common stock at $1.67 per share to a member of our board of directors, Thomas McGoldrick, for his services as a director. The options were grantable annually at 10,000 per year starting in 2008. On August 22, 2006, we issued an option to purchase 5,986 shares of common stock at $.46 per share to Mr. McGoldrick." Please add sufficient context to explain how the commitment beginning in 2008 is related to the options granted to Mr. McGoldrick in 2005 and 2006. Please also clarify the similar disclosure with respect to the arrangement with Mr. Reding.

54.   You disclose that: "On March 10, 2008, we entered into a finder agreement for referral services for the Company's funding that was completed on August 31, 2008." Please expand to provide disclosure about the funding completed on August 31, 2008. If you intended to refer to what you have described as the "October 2008" financing, please clarify. Please also disclose how you accounted for the fair value assigned to the equity instruments issued as a finder's fee.

55.   Please disclose how you accounted for the fair value assigned to the 250,000 shares issued for the investor relations arrangement with Kulman.

56.   You disclose that Namaste Financial is "entitled" to receive 125,000 shares and a related warrant for consulting services. Please revise to state whether you have actually issued the equity instruments. Tell us and disclose the fair value assigned to the arrangement and how you are accounting for that fair value. In a written

response, show us that your accounting for this arrangement is appropriate in GAAP.   We refer to SFAS 123(R), EITF 96-18 and EITF 00-18.

57.   Please show us where the 50,000 shares granted to Mr. Davidson in 2006 are included on the statement of stockholders' equity.   The equity statement does not appear to show an issuance under an employment agreement for 50,000 shares in 2006.

58.   Please disclose the fair value assigned to the 543,292 options granted to Mr. Davidson on September 12, 2008. Also disclose the assumptions specific to that grant.

Other Securities For Issuance Upon Certain Contingencies, page F-10

59.   We refer to your response to prior comment 77. With respect to the options granted to Mr. Ruwe and Mr. Dauwalter please:

- Tell us about and fully disclose the underling performance conditions. Refer to paragraph A240 of SFAS 123(R).
- In a complete written response, tell us how your accounting considers the guidance about stock options with performance conditions as described in paragraphs 47, 48 and Appendix A of SFAS 123(R).   Your written response should fully demonstrate that you have appropriately applied the accounting guidance relevant to stock options with performance conditions.

We may have further comment on disclosure upon resolution of the accounting issue.

60.   We refer to your response to prior comment 78. It continues to be unclear why it is appropriate in GAAP to reverse the $85,000 accrued for services rendered by Mr. Morawetz between 2002 and 2006. Please provide a written response to the following:

- Please explain to us the basis in GAAP for concluding that it is appropriate to reverse the accrued liability. Cite the specific literature on which you relied.

- You indicate that Mr. Morawetz has agreed to "defer" the amount owed to him for the services he rendered during 2002 to 2006. Explain to us why you believe it is appropriate to reverse the accrual for a liability that has been "deferred." Cite the specific literature on which you relied.

- You indicate that you will expense an amount for the services rendered from 2002 to 2006 once you reach an agreement on a renegotiated amount. Please tell us why you believe this accounting is appropriate in GAAP. In that regard, explain to us why you believe it is appropriate in GAAP to expense cost of services rendered form 2002 to 2006 in some future period. Cite the basis in GAAP on which you relied.

61.   We refer to the paragraph addressing the arrangements with the human resources consulting firms. You indicate that Andcor will not earn its 75,000 warrants until a candidate is hired and remains an employee for one year. Please also disclose the terms of grant for the 75,000 warrants under the arrangement with Taylor & Associates.

62.   With respect to the arrangements with Andcor, Taylor & Associates and Mr. Sachs, please tell us and disclose how you are accounting for the arrangements under SFAS 123(R) and EITF 96-18.

63.   While we see your response to prior comment 79 it continues to be unclear how the paragraph at the top of page F-11 makes meaningful accounting disclosure. In a written response to this comment please tell how this referenced paragraph makes meaningful accounting disclosure. Unless you can explain the accounting relevance of this disclosure, please delete the referenced paragraph.

Note 6. Long-term Debt, page F-12

64.   While we see your response to prior comment 81, you continue to disclose that notes totaling $284,000 are "passed their due dates and could be called by the holders." Accordingly, please tell us why the full $284,000 is not classified as current in the balance sheet. If the second sentence in the first paragraph under the table on page F-12 is not accurate, please appropriately revise.

65.   We refer to your response to prior comment 82. As previously requested, please provide an accounting policy disclosure for damages provisions under registration rights agreements. Refer to FSP EITF 00-19-2.

Audited Financial Statements for the year ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-14

66.   We note your response to prior 83 and may have further comment once we review your updated audited financial statements and MD&A.

Statement of Operations, page F-17

67.   Please provide earnings per share on the face of the statement of operations for each annual and interim period presented. Please ensure that the notes to financial statements also include all relevant disclosure required by SFAS 128.

Statement of Stockholders' Equity (Deficit), page F-18

68.   Please provide a statement of stockholder's equity that is cumulative from inception as required by paragraph 11d of SFAS 7 and as referred to in your audit report.

69.   We re-issue comment 86. Please remove the caption "unaudited" from the sub-totals for all annual periods.

70.   Please revise to clarify how the footnotes directly below the statement of stockholder's equity on page F-18 are connected to the presentation. In that regard, it appears that a portion of the required financial statement is not presented.

Note 1. Summary of Significant Accounting Policies, page F-20

Research and Development, page F-20

71.   We re-issue prior comment 90. Please reconcile the numerical disclosures of the amounts of research and development expense in 2007 and 2006 as presented in this footnote with the corresponding numerical disclosures of the amounts of research and development expense in 2007 and 2006 as presented in MD&A on page 22.

72.   While we see your response to prior comment 91 the accounting applied continues to be unclear. In that regard, we reference the statement that as of December 31, 2007 you have "accrued $100,000 for unbilled product development work since 2002." However, we see that total research and development expense for the year ended December 31, 2007 is only $1,434. If the statement that you accrued the $100,000 as of December 31, 2007 is accurate, please tell us why research and development expense totals less than $2 thousand for that year.

73.   We refer to your response to prior comment 14. You disclose that you were notified in late 2007 that the cost of the product development effort would be $100,000 for the work performed in prior years. Please respond to the following:

   •   Please reconcile the disclosure from page F-20 with your representation in response to prior comment 14 that you did not know the amount until 2008.

   •   Based on your disclosures, it appears that you were aware that a third party was performing services on your behalf and you were informed of the amount prior to December 31, 2007. Accordingly, please explain to us why the $100,000 (or some other reasonable estimate of the amount owed) was not expensed prior to delivery of the invoice in 2008.   Your response should fully explain how the accounting complies with GAAP, including the principles of accrual accounting. Cite the specific literature on which you have relied.

Note 3. Stock Options and Warrants, page F-21

74.   We re-issue prior comment 92. Please tell us whether the numerical disclosures of vested options and warrants described in the sentence appearing directly under the stock option/warrant roll-forward were updated for the stock splits. In that regard, as of December 31, 2007, the number of currently exercisable warrants in the referenced sentence exceeds the number of outstanding warrants in the table.

75.   We refer to your response to prior comment 93. You previously disclosed that you applied a volatility factor of zero for stock options and warrants. You now disclose that you used a volatility factor of 45%, apparently for all periods. Please respond to the following:

- Tell us how you determined the volatility factor of 45%. Explain how your measure is appropriate in your specific circumstances and under SFAS 123(R).
- Tell us why the volatility factor does not vary from period to period. That is, explain to us why the volatility measure is 45% for each year and for the 2008 interim period.
- Quantify how the change in volatility impacted the fair value assigned to the instruments for each period.
- In that regard, if you did not apply a volatility factor for options and warrants in the prior filings, tell us why you have not reported a correction of an error under SFAS 154.

76.   Please disclose how you determined each of the assumptions applied in valuing stock options and warrants under SFAS 123(R). In that regard, also identify the sector index used in determining volatility and disclose why you believe that is an appropriate index. Please refer to paragraph A240 of SFAS 123(R).

77.   We re-issue prior comment 94. SFAS 123(R) calls for numerous disclosures as set forth in paragraphs A240 and A241 that are required for both employee and non-employee transactions. Also note that you should comply with all disclosures applicable to a public company as a result of your registration statement. Your disclosures do not appear complete under the cited guidance. Please appropriately revise. In response to this comment provide us a cross reference to paragraph A240 of SFAS 123(R) that shows us where you have made the required disclosure or that explains why the disclosure is not applicable.

Item 26. Recent Sales of Unregistered Securities, page II-4

78.   We note your response to prior comment 97. However, it continues to appear that
        you have note provided the information required by Item 701 of Regulation S-K
        with respect to the stock options grants during 2007 to your executive officers that
        are mentioned on page 64. In this regard, we note the conflicting disclosure
        throughout your document that such options "will be" granted to such officers,
        but your table on page 64 indicates that those options have already been granted.
        Please revise and ensure that your document accurately discloses all past option
        grants.

79.   Please reconcile your response to prior comment 98 with the first paragraph under
        Note 7 on page F-13. If shares were issued subsequent to September 30, 2008,
        ensure that these shares are accounted for in disclosing the total number of shares
        you have outstanding.

Item 28. Undertakings, page II-10

80.   We reissue prior comment 100. Despite your response to the contrary, your filing
        continues to lack the first clause of Regulation S-K Item 512(a)(5); specifically,
        the phrase beginning "That, for the purpose of determining liability . . ." In
        addition, the undertaking set forth in Regulation S-K Item 512(a)(6) is required
        for all initial public offerings of securities.

Signatures, page II-10

81.   We note your response to prior comment 101. Please reconcile your disclosures
        here and in the table on page 59 regarding whether Mr. Davidson serves as your
        chief financial officer. Also disclose below the second paragraph of text on this
        page which individual signed in the capacity of principal accounting officer or
        controller.

Exhibit 3.1

82.   Prior comment 102 requested that you file as an exhibit a complete copy of your
        articles of incorporation, as amended. Exhibit 3.3 merely reflects an amendment
        to those articles. Therefore, we reissue prior comment 102.

* * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to

expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Ryan Hong, Esq.—Richardson & Patel LLP